August 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Christina Chalk

Re:	Theravance Biopharma, Inc.

Schedule TO-I filed July 26, 2022

File No. 5-88552

Ladies and Gentlemen:

On behalf of Theravance Biopharma, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated August 1, 2022 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Schedule TO-I. For your convenience, we have repeated and numbered the comments from the August 1, 2022 letter in italicized print, and the Company’s responses are provided below each comment.

On behalf of the Company, we are also electronically transmitting for filing an amended version of the Company’s Schedule TO-I (the “Amended Schedule TO”).

Schedule TO-I filed July 26, 2022

Conditions to the Offer, page 15

1.	Quantify what would constitute a “material change in United States or any other currency exchange rates” that would implicate the offer condition included on page 15. With respect to currency exchange rates other than U.S. exchange rates, this condition appears to be extremely broad and is not linked to a material adverse change on the Company or its operations. Please revise to explain how security holders may determine whether such condition has been “triggered,” or revise to narrow it.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosures on page 15 of the Offer to Purchase to delete the bullet point referenced in the Staff’s comment.

Securities and Exchange Commission

August 5, 2022

2.	Refer to the condition in the second to last bullet point on page 15. Revise to clarify whether this condition could be implicated by developments in the ongoing hostilities in Ukraine. It is not clear from the language of the condition whether this conflict indirectly involves the United States.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised its disclosures on page 15 of the Offer to Purchase to clarify that the condition set forth in the second-to-last bullet point on page 15 of the Offer to Purchase could be implicated by changes in the ongoing hostilities in Ukraine, but only if such changes have a material adverse effect on the Company.

Cover Page

3.	We refer to the following language on page 16 of the offer materials: “The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, regardless of the circumstances giving rise to any such condition....” All offer conditions must be objective and outside the control of the offeror, and described with reasonable specificity in the offer materials. Revise the quoted language to remove the implication that deliberate actions (or inaction) by the Company could allow it terminate the Offer.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 16 of the Offer to Purchase to remove the implication that the offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

4.	Refer to following language on page 16 of the offer materials: “The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such or other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time....” If an event occurs that “triggers” an offer condition, the Company must promptly inform security holders whether it will assert the condition and terminate the Offer, or waive it and proceed. Revise the quoted language to remove the implication that the Company may wait to do so.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Offer to Purchase to provide that the Company will promptly inform holders of the triggering of any condition and how the Company intends to proceed.

Securities and Exchange Commission

August 5, 2022

5.	In several places in the offer materials, including on page 16, you state that the “Company expressly reserves the right, in its sole discretion but subject to applicable law, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer....” Revise here and throughout the offer materials to state that it may do so only upon the failure of one or more of the Offer conditions.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised pages 2, 9, 13 and 16 of the Offer to Purchase as well as the section of the Offer to Purchase titled “Important Information”.

General

6.	We note the statement that the Offer is open to all “holders of record” of the 3.25% Convertible Senior Notes. Rule 13e-4(f)(8)(i) mandates that the Offer be open to all target security holders, rather than just record holders. Please confirm in your response letter that this language is not intended to mean that only record holders of the Notes may participate in the Offer.

RESPONSE TO COMMENT 6:

The Company confirms that this language is not intended to mean that only record holders of the Notes may participate in the Offer.

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Securities and Exchange Commission

August 5, 2022

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Brett Grimaud Theravance Biopharma, Inc.